## THIS CONTRACT CONTAINS RELEASE AND INDEMNITY OBLIGATIONS

## MASTER SERVICE CONTRACT

THIS AGREEMENT (this "Contract"), made and entered into and shall be effective as  of this 24[th] day of June, 2004, by and between the parties herein  designated as "Company" and "Contractor".

**Company:**          **BlueRidge Gas Partners, LLC**

**Address:**          **4606 FM 1960, Suite 390**
                      **Houston, TX 77069**

**Contractor:**       **Verdisys, Inc.**

**Address:**          **25025 I-45 North**
                      **The Woodlands, TX  77380**

## WITNESSETH: THAT,

**WHEREAS**, Company in the course of such operations regularly and customarily enters into contracts with independent contractors for the performance of service relating thereto; and

**WHEREAS,** Company desires, as a matter of company policy, to establish and maintain an approved list of Contractors and to offer work or contracts only to those Contractors who are included  on such approved list; and

**WHEREAS,** Contractor represents that it has adequate equipment in good working order and  fully trained personnel capable of efficiently operating such equipment and  performing services for  Company.

**NOW THEREFORE IN CONSIDERATION** of the mutual promises, conditions and agreements herein contained, the sufficiency of which is hereby acknowledged, and the specifications  and special provisions set forth in the exhibits attached hereto and made a part hereof, the parties mutually agree as follows:

**1.0     AGREEMENT**

Upon execution of this Contract, Company agrees that the name of Contractor shall be added
to the Company's approved list of Contractors and this Contract shall remain in force and effect until canceled by either party by giving the other party ten (10) days prior written notice  at  the respective address of either party.   If current work extends past such ten-day period, then cancellation shall not be effective until work is completed.  This Contract shall control  and govern all work performed by Contractor for Company, under subsequent verbal and/or  written  work  orders. Agreement or stipulations in any such work order, delivery ticket, or other instrument, used by Contractor not in conformity with the terms and provisions hereof  shall be null and void.  No waiver by Company of any of the terms, provisions or conditions  hereof shall be effective unless said waiver shall be in writing and signed by an authorized  officer of Company and specifically referencing this Contract.

## 2.0 LABOR, WARRANTY, EQUIPMENT, MATERIALS, SUPPLIES AND SERVICES

2.1 All work or services rendered or provided by Contractor shall be in accordance with Contractor's proposal as set forth in Exhibit B. Upon acceptance of same by Company, Contractor shall commence operations diligently and without delay, in strict conformity with the specifications and requirements contained herein.

2.2 Contractor shall not employ in any work for Company any employee whose employment violates any labor, employment or other applicable laws. Contractor shall not employ in any work for Company any employee who is a minor.

2.3 All work or services rendered or performed by Contractor shall be done with due diligence in a good and workmanlike manner, using skilled, competent and experienced workmen and supervisors, and in accordance with good oilfield servicing practices.

   (a) NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, THE TERMS OF THIS PARAGRAPH APPLY TO ANY SERVICES AND TO ANY EQUIPMENT RENTED OR LEASED WITH OR WITHOUT AN OPERATOR. Contractor uses its best efforts to ensure that all service personnel furnished are competent and rental equipment is in good condition. Contractor personnel will attempt to perform the work requested; however, because of the nature of the work to be accomplished and unpredictable conditions, the results of such services cannot be and are not guaranteed. Contractor warrants the services provided hereunder for a period of thirty (30) days. NO WARRANTY IS GIVEN WITH RESPECT TO ENGINEERING AND TECHNICAL INFORMATION FURNISHED BY CONTRACTOR OR WITH RESPECT TO THE RESULTS OF THE SERVICES PROVIDED BY CONTRACTOR. CONTRACTOR MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE DESIGN, OPERATION, OR QUALITY OF THE MATERIAL OR WORKMANSHIP OF RENTAL EQUIPMENT USED TO SUPPLY THE SERVICES AND CONTRACTOR MAKES NO WARRANTY OF MERCHANTABILITY OR FITNESS OF THE EQUIPMENT FOR ANY PARTICULAR PURPOSE OR ANY OTHER REPRESENTATION OR WARRANTY WHATSOEVER. PROVIDED TO COMPANY HEREUNDER,

   (b) Contractor shall have no responsibility for any materials furnished and/or specified-by Company.

   (c) With regard to materials or equipment furnished by third party vendors and/or suppliers, Contractor's liability therefor shall be limited to the assignment of such third party vendor's and/or supplier's warranty to Company, provided such warranties are assignable.

   (d) NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, THE TERMS OF THIS PARAGRAPH APPLY TO THE SALE OF ANY EQUIPMENT TO COMPANY. Contractor warrants equipment sold pursuant hereto to be free of defects in material and workmanship for a period of one (1) year after the date equipment is delivered. The above warranty does not apply to (i) used equipment that has been repaired or worked over; (ii) equipment that has been modified or subject to improper handling, storage, installation, operation or maintenance by Company, including use of unauthorized replacement parts; (iii) component parts not manufactured by Contractor, whether purchased by Contractor or furnished by Company, such parts being subject to any applicable manufacturer's warranty; (iv) parts requiring replacement because of natural wear and tear; (v) the design on those jobs where Contractor prepared drawings or lists from designs furnished by others; and (vi) models or samples furnished to Company as illustrations only of general properties of equipment. Contractor's liability for breach of this warranty is expressly limited to the repair or replacement, at its sole option, of any equipment or parts of equipment which prove to be defective during the warranty period. THIS LIMITED EXPRESS WARRANTY, AND THE STATED REMEDIES FOR BREACH THEREOF, SHALL BE IN LIEU OF ANY AND ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, WARRANTIES FOR MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE.

2.4     Contractor agrees to maintain his equipment in good operating condition at all times and shall use all reasonable means to control and prevent fires and blowouts, protect the hole, and protect Company's equipment.

2.5     Notwithstanding anything to the contrary contained herein, except when Contractor's equipment is lost or damaged as a result of the sole negligence of Contractor, Company agrees to defend, indemnify and hold Contractor harmless from the loss of or damage to Contractor's tools or equipment occurring in the hole, or in the drill string below the level of the rotary table. Company will replace such tools/equipment or reimburse Contractor with the current replacement cost new. Should Company decide to replace lost or damaged tools/equipment, the replaced items should be new and purchased or obtained from a reputable manufacturer and should meet all original equipment manufacturer's specifications. Company agrees to reimburse Contractor for the cost of repair to such tools and equipment that are damaged other than from normal wear-and-tear during the rental period. However, before any major repairs are made to damaged equipment, approval for such repairs must be secured from an authorized representative of Company. Company shall not be responsible if Contractor's tools/equipment is damaged as a result of Contractor's negligent acts and/or omissions.

2.6     Notwithstanding anything to the contrary contained herein, it is expressly agreed and understood that in the event Contractor's equipment is leased or rented to Company pursuant to the Contract and is not returned or is damaged beyond repair, Company will replace such equipment or reimburse Contractor with the current replacement cost new of such equipment. Should Company decide to replace lost or damaged assets, the replaced items should be new and purchased or obtained from a reputable manufacturer and should meet all original equipment manufacturer's specifications. Company agrees to reimburse Contractor for the cost of repair to such tools and equipment that are damaged other than from normal wear-and-tear during the rental period. However, before any major repairs are made to damaged equipment, approval for such repairs must be secured from an authorized representative of Company. Company shall not be responsible to the extent that Contractor's equipment is damaged as a result of Contractor's negligent acts and/or omissions.

## 3.0 PAYMENT

3.1 Once credit is established, normal terms will be net thirty (30) days after receipt of an invoice. The Company shall pay Contractor at the rate stipulated in the Exhibit B provided for herein, subject to same being accepted by Company as fully complying with all the terms, conditions, specifications and requirements of this Contract. Should company not meet contractor's credit criteria, prepayment may be required.

3.2 Company shall have the right to audit Contractor's books and records relating to all invoices issued pursuant to this agreement. Contractor agrees to maintain such books and records for a period of two (2) years from the date such costs were incurred and to make such books and records available to Company at any time or times within such two (2) year period.

3.3 In the event that Company's account with Contractor becomes delinquent, Contractor has the right to revoke any and all discounts previously applied in arriving at the net invoice price. Upon revocation, the full invoice price without discount will become immediately due and owing and subject to collection. Notwithstanding anything herein to the contrary, Contractor may file liens if Company fails to pay Contractor's valid charges as required by this Contract or any court order.

## 4.0 REPORTS TO BE FURNISHED BY CONTRACTOR

4.1 The quantity, description and condition of the materials and supplies and/or services furnished shall be verified and checked by Contractor, and all delivery tickets shall be properly certified as to receipt by Contractor's representative. Contractor must obtain approval of Company's representative on the well site of delivery tickets for materials and supplies for which Contractor is to be reimbursed by Company.

4.2 Contractor shall immediately orally report to Company, as soon as practicable followed by an appropriate written report, all accidents or occurrences resulting in death or injuries to Contractor's employees, agents or third parties, or damage to property of Company or third parties arising out of or during the course of work to be performed hereunder. Contractor shall furnish Company with a copy (within ten days) of all records made available by Contractor to Contractor's insurer or governmental authorities or to others of such accidents and occurrences.

## 5.0 REPORTS TO BE FURNISHED BY COMPANY

Company will furnish contractor with relevant production data available prior to commencement of project as well as relevant post project production data. Contractor will obtain Company's approval prior to any public disclosure of said project production data.

## 6.0 INDEPENDENT COMPANY RELATIONSHIP

In the performance of any work by Contractor for Company, Contractor shall be deemed to be an independent contractor, with the authority and right to direct and control all of the details of the work, Company being interested only in the results obtained. However, all work contemplated shall meet the approval of Company and shall be subjected to the general right of inspection. Company shall have no right or authority to supervise or give instructions to the employees, agents, or representative of Contractor, but such employees, agents or representatives at all times shall be under the direct and sole supervision and control of

Contractor.  Any suggestions or directions given by Company or its employees shall be given  only to the superintendent or other person in charge of Contractor's crew, provided however,  that  in  the  event any employee of Company should give any order or instructions to  the  employees of Contractor (which employee of Company shall not in any event be authorized to  do) and such order is not countermanded by Contractor's superintendent or other person in  charge of Contractor's employees or crew, it shall be deemed that such orders or instructions  are the orders or instructions of Contractor.  It is the understanding and intention of the parties  hereto that no relationship of master and servant or principal and agent shall exist between Company and the employees, agents, or representatives of  Contractor,  and  that  all  work  or  services covered hereby shall be performed at the sole risk of Contractor.

### 7.0    INDEMNITY OBLIGATIONS

7.1    <u>Definitions</u>.  The following terms shall have the designated definitions.

(a) <u>Company Group</u> includes, individually or in any combination, Company, its  affiliates, contractors (other than Contractor) and entities for whom Company   is performing services  and  each  of  their  respective  directors,  officers agents,   representatives, employees and invitees.

(b) <u>Contractor Group</u> includes, individually or  in  any  combination,  Contractor,  and its affiliates  and  contractors,  and  each  of  their  respective  directors,  officers,  agents, representatives, employees and invitees.

(c) <u>Defend</u> – the obligation of the indemnitor (i) to defend the indemnitees at its  sole expense, or  at  the  indemnitees'  election  (ii)  to  reimburse  the  indemnitees   for  the  indemnitees' reasonable  expenses  incurred  in  defending  themselves.    Notwithstanding  the indemnitee's election of option (i) above, the indemnitee  shall be entitled to participate in its defense at its sole cost.

(d) <u>Losses</u> – claims, demands, causes of action, losses, judgments, liabilities,  indemnity obligations, costs, damages or expenses of any kind and character  (including attorney's fees and other legal expenses).

6.2    <u>Contractor</u>.  Contractor shall release, defend, indemnify, and hold harmless Company  Group from  and  against  any  and  all  Losses  arising  out  of  bodily  injury  or  death  or  property damage or loss (including patent or license infringement resulting from the  use of the Contractor Group's property) suffered by any of the Contractor Group in  connection  with  this  Contract, **REGARDLESS  OF  WHETHER  CAUSED  OR  CONTRIBUTED   TO   BY   THE SOLE,  JOINT  OR  CONCURRENT  NEGLIGENCE  (IN  ANY  AMOUNT), STRICT  LIABILITY  OR  OTHER  FAULT OF ANY MEMBER OF COMPANY GROUP.**

6.3    <u>Company.</u>  Company shall release, defend, indemnify, and hold harmless Contractor  Group from and against all Losses arising out of bodily injury or death or property  damage or loss (including patent or license infringement resulting from the use of the  Company  Group's  property) suffered by any of the Company Group in connection with    this    Contract, **REGARDLESS   OF   WHETHER   CAUSED   OR CONTRIBUTED  TO  BY THE  SOLE,  JOINT  OR  CONCURRENT  NEGLIGENCE  (IN  ANY  AMOUNT), STRICT  LIABILITY  OR  OTHER  FAULT  OF ANY MEMBER OF CONTRACTOR GROUP.**

6.4    Insurance Support/Limitation.  The mutual indemnity obligations in Sections 6.2 and  6.3 above shall be supported by insurance provided by the parties hereto in the amounts and the types described in Exhibit A.   Notwithstanding anything in this Contract to the contrary, (i) in the event enforcement of Sections 6.2 and/or 6.3 above  is governed by the Texas Anti-Indemnity Statute (Tex. Civ. Prac. & Rem. Code Ann.  Secs. 127.001-127.007 (1986 & Supp. 1996) as amended) or similar statute in another  jurisdiction, and (ii) to the extent the indemnified Losses under such Section 6.2 or  6.3, as applicable, result from the indemnitee's negligence, then the obligations of the  indemnitor under such Section 6.2 or 6.3, as applicable, shall be limited to the extent  of insurance required to be provided by both parties pursuant to this Section 6.4 (or  any such greater amount allowed by law).

6.5    **NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, COMPANY HEREBY AGREES TO ASSUME THE ENTIRE RESPONSIBILITY AND LIABILITY FOR, AND AGREES TO RELEASE, DEFEND, INDEMNIFY AND HOLD CONTRACTOR HARMLESS FROM AND AGAINST ALL CLAIMS, LIABILITIES, DAMAGES AND EXPENSES (INCLUDING WITHOUT LIMITATION ATTORNEYS' FEES, COURT COSTS, EXPERT WITNESS FEES AND ANY OTHER COST OF DEFENSE)  FOR  AND ARISING OUT OF THE FOLLOWING SPECIFIED TYPES OF CLAIMS, LOSSES OR EVENTS:**

   1.    **LOSS OR LIABILITY FOR DAMAGES OR AN EXPENSE ARISING  FROM PROPERTY INJURY THAT RESULTS FROM RESERVOIR OR UNDERGROUND DAMAGE, INCLUDING LOSS OF OIL, GAS, OTHER MINERAL SUBSTANCE, OR WATER OR THE WELLBORE  ITSELF; OR**

   2.    **LOSS OR LIABILITY FOR DAMAGES OR ANY EXPENSE ARISING  FROM COST OF CONTROL OF WILD WELL, UNDERGROUND OR  ABOVE THE SURFACE.**

   **THIS OBLIGATION TO INDEMNIFY, DEFEND AND RELEASE APPLIES REGARDLESS OF WHETHER OR NOT THE CLAIM OR LOSS IS OCCASIONED BY OR RESULTS FROM THE ACTUAL OR ALLEGED NEGLIGENCE OF CONTRACTOR OR ANY OTHER PERSON, OR ENTITY, IN  WHOLE OR IN PART, WHETHER SOLE, JOINT, ACTIVE OR PASSIVE, EXCEPT TO THE EXTENT THE CLAIM OR LOSS IS DUE TO CONTRACTOR'S  SOLE NEGLIGENCE, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.**

6.6.    NOTWITHSTANDING THE FOREGOING, CONTRACTOR SHALL HAVE SOLE RESPONSIBILITY AND LIABILITY FOR THE CONTROL AND REMOVAL OF  AND SHALL HOLD COMPANY HARMLESS FROM PROPERTY LOSS OR DAMAGE, FINES AND/OR PENALTIES FROM SUCH POLLUTION  OR CONTAMINATION THAT RESULTS FROM SPILLS OF FUELS, LUBRICANT, MOTOR  OILS,  PIPEDOPE, PAINTS, SOLVENTS, BALLAST, BILGE, METALLIC  OBJECTS  AND GARBAGE IN CONTRACTOR'S  SOLE POSSESSION OWNERSHIP, REGARDLESS OF WHETHER OR NOT OCCASIONED BY OR RESULTING FROM THE NEGLIGENCE, STRICT LIABILITY, BREACH OF WARRANTY OR  OTHER FAULT OF COMPANY, IN WHOLE OR IN PART, WHETHER SOLE, JOINT, ACTIVE OR PASSIVE. THE INITIATION OF CLEAN-UP OPERATIONS    AND CONTROL, REGARDLESS        OF

INCLUDING CONTROL, RESPONSE AND REMOVAL, BY EITHER PARTY SHALL NOT BE AN ADMISSION OF ASSUMPTION OF LIABILITY BY THE INITIATING PARTY OR PARTIES.

6.7 <u>Indirect or Consequential Damages.</u> The parties hereto waive and release all claims against the other party for indirect, special, punitive or consequential damages arising out of this Contract, **REGARDLESS OF WHETHER CAUSED OR CONTRIBUTED TO BY THE SOLE, JOINT OR CONCURRENT NEGLIGENCE (IN ANY AMOUNT), STRICT LIABILITY OR OTHER FAULT OF ANY OF THE OTHER PARTY.** As used herein, "indirect or consequential damages" shall include, but not be limited to, loss of revenue, profit or use of capital, production delays, loss of product, reservoir loss or damage, losses resulting from failure to meet other contractual commitments or deadlines and downtime of facilities or vessels.

6.8 <u>No Limit.</u> Except as otherwise provided herein, the foregoing indemnity obligations shall not be limited to the amount of insurance of the parties.

6.9 The provisions of this Section shall extend to and be enforceable by and for the benefit of Contractor Group and Company Group.

6.10 During the term of this Contract, Contractor and its subcontractors or their officers, directors and employees may have occasion to be upon or about property, platforms, vessels, equipment or other premises belonging to or under the control of or in the possession of or under contract to Company while performing services for another company or while in transit between a vessel and another location. In such event, Contractor's and Company's indemnification rights and obligations under this Contract shall apply to the same extent as if Contractor had been employed at the request of or for the benefit or account of Company.

6.11 Should Louisiana law be applicable to this Contract and the activities performed hereunder, Contractor and Company agree to recognize Company as the statutory employer of employees of Contractor while such employees are performing services to be supplied by Contractor under this agreement. This provision is included for the sole purpose of establishing a statutory employer relationship to gain benefits expressed in La. Rev. Stat. 23:1031 (C-E) and La. Rev. Stat. 23:1061 (A) and is not intended to create an employer/employee relationship for any other purpose.

**7.0 INSURANCE**

Contractor shall carry insurance (with reliable insurance companies that are satisfactory to Company) in the amounts set forth in Exhibit A, such insurance to be effective prior to the commencement of any work under this Contract. In each such policy, to the extent of the liabilities agreed to be assumed by Contractor, Contractor shall cause (i) all deductibles to be for Contractor's account, (ii) the insurer to waive all rights of subrogation against Company Group, (iii) Company Group to be listed as additional insureds, and (iv) such policy to be primary as to any other existing valid and collectible insurance of Company Group or otherwise. Before engaging in any work hereunder, Contractor shall furnish Company an executed Certificate of Insurance (in form satisfactory to Company) evidencing the foregoing insurance. Contractor shall cause each insurer to agree to give Company at least thirty (30) days written notice of cancellation or expiration of any such policies or of any other changes that would materially reduce the limits of coverage of such policies. Notwithstanding any provision herein to the contrary, failure to secure the insurance coverage, or the failure to comply fully with any of the insurance provisions of this Contract, or the failure to secure such endorsements on the policies as may be necessary to carry out the terms and provisions of this Contract, (x) shall in no way act to relieve Contractor from the obligations of this Contract, and (y) shall constitute grounds for the immediate termination of this Contract by Company (in addition to any other rights or remedies available to the Company).

## 8.0 THIRD PARTY BENEFICIARIES

Except as provided in Section 6.9 above with regard to Company Group and Contractor Group, nothing herein shall be construed to confer any benefit on any third party not a party to this Contract nor to provide any rights to such third parties to enforce the provisions hereof.

## 9.0 TAXES AND CLAIMS

9.1 Contractor agrees to pay all taxes, licenses, and fees levied or assessed on Contractor in connection with or incident to the performance of this Contract by any governmental agency and unemployment compensation insurance, old age benefits, social security, or any other taxes upon the wages of Contractor, its agents, employees, and representatives. Contractor agrees to require the same agreements and be liable for any breach of such agreements by any of its sub-Contractors.

9.2 Contractor agrees to reimburse Company on demand for all such taxes or governmental charges, State or Federal, that Company may be required or deem it necessary to pay on account of employees of Contractor or its sub-Contractors. Contractors agrees to furnish Company with the information required to enable it to make the necessary reports and pay such taxes or charges. At its election, Company is authorized to deduct all sums so paid for such taxes and governmental charges from such amounts as may be or become due to Contractor hereunder.

9.3 Contractor agrees to pay all claims for labor, materials, services, and supplies furnished to Contractor hereunder and agrees to allow no lien or charge to be fixed upon the rig, the lease, the well, the land on which the well is located, or other property of Company or the party for whom Company is performing services with respect to such claims. Contractor agrees to indemnify, protect, defend, and hold Company harmless from and against all such claims, charges, and liens. If Contractor shall fail or refuse to pay any claims or indebtedness incurred by Contractor in connection with the services provided hereunder, it is agreed that Company shall have the right to pay any such claims or indebtedness out of any money due or to become due to Contractor hereunder. Notwithstanding the foregoing, Company agrees that it will not pay any such claim or indebtedness as long as same is being actively contested by Contractor and Contractor has taken all actions necessary (including the posting of a bond when appropriate) to protect the property interests of Company or any other party affected by such claim or indebtedness.

9.4 Before payments are made by Company to Contractor, Company may require Contractor to furnish proof that there are no unsatisfied claims for labor, materials, equipment, and supplies or for injuries to persons or property not covered by insurance.

## 10.0 LAWS, RULES AND REGULATIONS

10.1 Company and Contractor respectively agree to comply with all laws, rules, and regulations which are now or may become applicable to operations covered by this Contract or arising out of the performance of such operations. If either party is required to pay any fine or penalty resulting from the other party's failure to comply with such laws, rules, or regulations, the party failing to comply shall immediately reimburse the other for any such payment.

10.2 In the event any provision of this Contract is inconsistent with or contrary to any applicable law, rule, or regulation, said provision shall be deemed to be modified to the extent required to comply with said law, rule, or regulation, and this Contract as so modified, shall remain in full force and effect.

10.3 This Contract shall be governed, construed and interpreted in accordance with the laws of Texas.

## 11.0 FORCE MAJEURE

Except for the duty to make payments hereunder when due, and the indemnification provisions under this Contract, neither Company nor Contractor shall be responsible to the other for any delay, damage or failure caused by or occasioned by a Force Majeure Event. As used in this Contract, "Force Majeure Event" includes, but is not limited to: acts of God, action of the elements, warlike action, insurrection, revolution or civil strife, piracy, civil war or hostile action, strikes, differences with workers, acts of public enemies, federal or state laws, rules and regulations of any governmental authorities having jurisdiction in the premises or of any other group, organization or informal association (whether or not formally recognized as a government); inability to procure material, equipment or necessary labor in the open market, acute and unusual labor or material or equipment shortages, or any other causes (except financial) beyond the control of either party. Delays due to the above causes, or any of them, shall not be deemed to be a breach of or failure to perform under this Contract. Neither Company nor Contractor shall be required against its will to adjust any labor or similar disputes except in accordance with applicable law.

## 12.0 PATENTS

In addition to all other indemnity provisions contained herein, Contractor represents and warrants that the use or construction of any and all tools and equipment furnished by Contractor and used in the work provided for herein does not infringe on any license or patent issued or applied for, and Contractor agrees to indemnify and hold Company harmless from any and all claims, demands, and causes of action of every kind and character in favor of or made by an patentee, licensee, or claimant of any rights or priority to such tool or equipment, or the use or construction thereof, that may result from or arise out of furnishing or use of any such tool or equipment by Contractor in connection with the work.

## 13.0 ASSIGNMENTS

Company and Contractor agree that neither will assign or delegate this Contract or any of the work or services required hereunder, except for work normally performed by Contractors, and not to assign any sum that may accrue to Contractor hereunder, without prior written consent of the other party. If any assignment by Company is made that significantly alters Contractor's financial burden, Contractor's compensation shall be adjusted to give effect to any change in Contractor's operating costs.

### 14.0 TERMINATION OF WORK

14.1 Company may, with 30 days written notification, in its sole discretion, terminate work covered by any work order, oral or written, issued hereunder, in which event Contractor shall be paid at the applicable rates stipulated in Contractor's Rate Schedule or Bid for services rendered up to the date of such termination. In no event shall Contractor be entitled to be paid prospectively for work unperformed by reason of such termination, nor shall Contractor be entitled to any other compensation or damages for loss of anticipated profits or otherwise. On notice of such termination, Contractor shall promptly remove its personnel, machinery, and equipment from the location and shall further cooperate with Company or its designee to ensure an orderly and expeditious transition and completion of the work.

14.2 The foregoing paragraph shall in no way limit (other than compensation for goods and/or services already provided) Company's right to terminate Contractor without additional compensation in the event of Contractor's breach of this Contract.

### 15.0 GIFTS AND GRATUITIES

It is considered to be in conflict with the Company's interest for its employees or any member of their immediate family to accept gifts, payments, extravagant entertainment, services, or loans in any form from anyone soliciting business, or who may already have established business relations with the Company. Gifts of nominal value and entertainment, meals, and social invitations that are customary and proper under the circumstances and do not place the recipient under obligation are acceptable. If any employee of the Company should solicit a gift or gratuity from the Contractor, Contractor hereby agrees to notify an officer of the Company of such act. It is agreed that the Company will hold such notification in confidence. It is further understood that failure by the Contractor to comply with the Company's policies regarding gifts and gratuities may, at the Company's option, result in the termination of this Contract and may further preclude any future dealings between the parties.

### 16.0 ILLEGAL DRUGS, ALCOHOL, AND FIREARMS

16.1 To help insure a safe, productive work environment, Company may establish a program designed to prohibit the use, transportation and possession of firearms, drugs and/or controlled substances, drug paraphernalia and alcoholic beverages on drilling locations, or Company's other premises. Illegal drugs include marijuana, amphetamines, barbiturates, opiates, cocaine, codeine, morphine, hallucinogenic substances (LSD) and any similar drugs and/or chemicals synthetics deemed hazardous by Company.

16.2 Such programs, if established, upon notice shall apply to Contractor's employees, agents, servants and Contractors.

16.3 Company specifically reserves the right to carry our reasonable searches of individuals, their personal effects, and vehicles when entering on and leaving

Company's premises. The searches will be initiated by Company without prior announcement. Individuals found in violation will be removed from Company's premises immediately. Submission to such a search is strictly voluntary; however, refusal may be cause for not allowing that individual on the wellsite or Company's other premises. It is Contractor's responsibility to notify its employees of this prohibition and its enforcement.

## 17.0   GOVERNMENT REGULATIONS

The following regulations, where required by law, are incorporated in the agreement by reference as if fully set out.

(1)   The Equal Opportunity Clause prescribed in 41CFR 60-1.4;

(2)   The Affirmative Action Clause prescribed in 41 CFR 60-250.4 regarding veterans and veterans of the Vietnam era;

(3)   The Affirmative Action Clause for handicapped workers prescribed in 41 CFR 60- 741.4;

(4)   The Certification of Compliance with Environmental Laws prescribed in 40 CFR 15.20.

## 18.0   SPECIAL PROVISIONS

This Contract sets forth the entire agreement between Company and Contractor with respect to its subject matter. All prior negotiations and dealings regarding the subject matter hereof are superseded by and merged into the Contract, including any existing Master Service Contracts between Company and Verdisys, Inc. or any of its subsidiaries or divisions. No modification of this Contract shall be effective unless made in writing and signed by both parties.

## 19.0   NOTICES

Company:      BlueRidge Gas Partners, LLC
              4606 FM 1960, Suite 390
              Houston, TX 77069
              Office: 281-880-8080
              Fax: 281-880-6556

Contractor:   Verdisys Inc.
              25025 I-45, Suite 525
              The Woodlands, Texas 77380
              Office: 281-364-6999
              Fax: 281-364-8007

**20.0   ACCEPTANCE OF CONTRACT**

IN WITNESS WHEREOF, the parties hereto have executed this Contract upon the date above shown in several counterparts, each of which shall be considered as an original.

COMPANY

By:        /s/ T. Pat Harrison

Title:     Member_____

Date:      06-24-04_____

CONTRACTOR

By:        /s/ David M. Adams

Title:     President and Co-CEO_____

Date:      6/28/04_____

## INSURANCE

## Exhibit A

Contractor shall carry insurance (with reliable insurance companies that are satisfactory to Company) in the minimum amounts set forth below, such insurance to be effective prior to the commencement of any work under this Contract. In each such policy, to the extent of the liabilities agreed to be assumed by Contractor, Contractor shall cause (i) all deductibles to be for Contractor's account, (ii) the insurer to waive all rights of subrogation against Company Group, (iii) Company Group to be listed as additional insureds, and (iv) such policy to be primary as to any other existing valid and collectible insurance of Company Group or otherwise. Before engaging in any work hereunder, Contractor shall furnish Company an executed Certificate of Insurance (in form satisfactory to Company) evidencing the foregoing insurance. Contractor shall cause each insurer to agree to give Company at least thirty days written notice of cancellation or expiration of any such policies or of any other changes that would materially reduce the limits of coverage of such policies. Notwithstanding any provision herein to the contrary, failure to secure the insurance coverage, or the failure to comply fully with any of the insurance provisions of this Contract, or the failure to secure such endorsements on the policy as may be necessary to carry out the terms and provisions of this contract, (x) shall in no way act to relieve Contractor from the obligations of this Contract, and (y) shall constitute grounds for the immediate termination of this Contract by Company (in addition to any other rights or remedies available to the Company).

1.   Workers' Compensation insurance to the full extent required by all laws applicable in any jurisdiction in which the Work is to be performed or the contracts of employment for Contractor's employees are made or expressed to be made. The Employer's Liability Insurance shall not be less than $1,000,000.

2.   Comprehensive or Commercial General Liability insurance for any incidents or series of incidents covering the operations of the Contractor in the performance of the contract, in an amount of not less than $1,000,000.

3.   Automobile Bodily Injury and Property Damage Liability Insurance extending to owned, non-owned, and hired automobiles used by Contractor in the performance of this Contract in the amount of not less than $1,000,000.

Excess Liability Insurance over and above the coverages listed above in the amount of not less than $2,000,000.

# RADIAL DRILLING OPTIMIZATION SERVICES

## EXHIBIT "B"

Verdisys, Inc. ("Verdisys") to conduct lateral drilling services for BlueRidge Gas Partners, LLC et al ("BlueRidge") in the West Virginia operating area. This work will be performed pursuant to the terms and conditions of that certain Master Service Contract that was entered into by our companies on this 24[th] day, of June,2004, except as modified herein.

(a) **Work Scope:**

1. A pilot project consisting of a minimum of one to eight-wells with approximately 10 to 15 zones. Verdisys will jet-drill laterals up to 300' each in wells selected by BlueRidge at depths determined by BlueRidge. Well depths will not exceed 6,000' measured depth from the ground surface.

(b) **Commercial Terms:**

1. BlueRidge will pay $15,000 seven (7) days prior to Verdisys mobilizing the lateral drilling unit to West Virginia. Thereafter, BlueRidge will pay the estimated cost of each well prior to spudding the lateral drilling unit on the well location selected by BlueRidge. The estimated cost per well, based on the information supplied by BlueRidge is: 2 days - $25,000.

| Verdisys to provide: | Esperada to provide: |
|---|---|
| - Verdisys Lateral Drilling Unit w/ crew | - Pulling unit |
| - Verdisys lateral drilling equipment | - Wireline/logging unit |
| - Fuel and consumables for Verdisys unit | - 2 ⅜" tubing string set at depth |
| | - Lubricator/BOP (if required) |
| | - Jetting fluid plus specialty additives |

Rate schedule:

| | |
|---|---|
| • Day Rate | - $12,500 – Verdisys works or is available to work a minimum of 8 hours and a maximum of 10 hours per day |
|     o Standby Rate | - $6,250 – Verdisys unable to work due to unsafe weather conditions or if BlueRidge chooses not to work weekends |
|     o Repair Rate | - Verdisys shut down due to Verdisys surface equipment repair (Day Rate prorated to 8 hour work day) |
| • Mobilization/demobilization | - $15,000 (Roundtrip) |
| • 3rd party equipment/services provided at cost plus 15% | |

**ACCEPTED BY:**

BLUERIDGE
By: T. Pat Harrison

Title: Member_____

Date: 06/24/04_____

VERDISYS

By: /s/ David M. Adams____

Title: President & Co-CEO__

Date: 6/28/04_____